SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT FORM

Pursuant to Section 13 or 15(d) of the
Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported) August 29, 2002

National Real Estate Limited Partnership Income Properties
(Exact name of registrant as specified in its charter)

Wisconsin	01-14453	39-1503893
(State or other Jurisdiction of Organization)	(Commission File Number)	(IRS Employer Identification Number)

1155 Quail Court, Pewaukee, Wisconsin	53072-3703
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (262) 695-1400

Not Applicable
(Former name or former address, if changed since last report)

Item 2. Acquisition or Disposition of Assets

National Real Estate Limited Partnership Income Properties (the Partnership) sold a self-storage locker facility known as Phoenix Lock-It-Lockers on August 29, 2002, to BSB Properties, L.C. for $1,840,000.

Phoenix Lock-It-Lockers is located at 10250 N. 19th Avenue, Phoenix, Arizona. Constructed in 1976, Phoenix Lock-It-Lockers is a self-storage facility, on approximately 3.1 acres, consisting of approximately 62,016 net rentable square feet.

No relationship exists between BSB Properties, L.C., the purchaser, and National Real Estate Limited Partnership Income Properties, the seller, or any of its affiliates, any director or officer of the Partnership, or any associate of any such director or officer.

Item 7. Financial Statements and Exhibits

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial statements of the Partnership have been prepared to illustrate the effect of the sale of Phoenix Lock-It-Lockers. The unaudited June 30, 2002 pro forma Statement of Net Assets in Liquidation gives effect to the sale of Phoenix Lock-It-Lockers as if it has occurred on January 1, 2002. The unaudited pro forma Statement of Changes in Net Assets in Liquidation for the six months ended June 30, 2002, gives effect to the sale of Phoenix Lock-It-Lockers as if it had occurred on January 1, 2002.

The pro forma combined financial statements are presented for illustrative purposes only, and are not necessarily indicative of the financial position results of operations of the Partnership that would have been reported had the sale of Phoenix Lock-It-Lockers occurred on the dates indicated, nor do they represent a forecast of the financial position of the Partnership at any future date, or the results of operations of the Partnership for any future period.

NATIONAL REAL ESTATE LIMITED PARTNERSHIP INCOME PROPERTIES

(A Wisconsin Limited Partnership)
Statement of Net Assets in Liquidation
(Liquidation Basis)
(Unaudited)

	Actual June 30, 2002	Pro forma June 30, 2002
ASSETS		
Investment properties, at estimated liquidation value Buildings, improvements, and land	$1,771,013	$0
Cash and cash equivalents	2,233,523	3,933,981
Escrow deposits and other assets	11,069	2,134
Total Assets	4,015,605	3,936,115
LIABILITIES		
Accrued expenses and other liabilities	23,277	461
Tenant security deposits	3,259	0
Accrued interest payable to individual general partner	121,633	121,633
Note payable to individual general partner	271,020	271,020
Deferred rent	7,905	0
Reserve for plaintiffs' attorney fees	77,199	77,199
Reserve for future liquidation expenses	119,126	119,126
Total liabilities	623,419	589,439
Net assets in liquidation	$3,392,186	$3,346,676

54

See notes to financial statements.

NATIONAL REAL ESTATE LIMITED PARTNERSHIP INCOME PROPERTIES

(A Wisconsin Limited Partnership)

Statement of Changes in Net Assets in Liquidation

(Liquidation Basis)

(Unaudited)

	Actual ended June 30, 2002	Pro forma ended June 30, 2002
INCOME		
Operating	$349,992	$183,075
Total income	349,992	183,075
OPERATING EXPENSES		
Operating	201,096	90,767
Administrative	142,597	131,519
Interest	12,995	12,995
Total operating expenses	356,688	235,281
Loss from operations	(6,696)	(52,206)
Other income		
Interest income	3,513	3,513
Net loss	(3,183)	(48,693)
Net assets in liquidation at December 31, 2001	3,635,950	3,635,950
Adjustments to liquidation basis	(240,581)	(240,581)
Net assets in liquidation at June 30, 2002	$3,392,186	$3,346,676

See notes to financial statements.

Cash from Sale

Cash proceeds from the sale of Phoenix Lock-It-Lockers will be distributed to the limited partners.

Exhibits

No exhibits accompany this filing.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned herunto duly authorized.

National Real Estate Limited Partnership Income Properties
Registrant

____
Date

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By John Vishnevsky, General Partner